Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2020 Unaudited Financial Results

HONG KONG, March 16, 2021 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter and Full Year 2020 Operational Highlights

·	Total number of paying clients[1] increased 160.5% year-over-year to 516,721 as of December 31, 2020.
·	Total number of registered clients[2] increased 97.8% year-over-year to 1,419,734 as of December 31, 2020.
·	Total number of users[3] increased 58.6% year-over-year to 11.9 million as of December 31, 2020.
·	Total client assets increased 227.3% year-over-year to HK$285.2 billion as of December 31, 2020.
·	Daily average client assets were HK$244.5 billion in the fourth quarter of 2020, an increase of 205.7% from the same period in 2019.
·	Total trading volume in the fourth quarter of 2020 increased 438.1% year-over-year to HK$1,210.0 billion, in which trading volume for US stocks was HK$783.6 billion, trading volume for Hong Kong stocks was HK$414.6 billion, and trading volume for stocks under the Stock Connect was HK$11.7 billion. Total trading volume in 2020 was HK$3,463.6 billion, representing a 296.9% growth year-over-year.
·	Daily average revenue trades (DARTs)[4] in the fourth quarter of 2020 increased 339.9% year-over-year to 462,261. DARTs in 2020 increased 213.8% to 331,105.
·	Margin financing and securities lending balance increased 307.3% year-over-year to HK$19.5 billion as of December 31, 2020.

Fourth Quarter 2020 Financial Highlights

·	Total revenues increased 281.6% year-over-year to HK$1,186.4 million (US$153.0 million).
·	Total gross profit increased 321.4% year-over-year to HK$944.3 million (US$121.8 million).
·	Net income was up 11.1 times year-over-year to HK$532.5 million (US$68.7 million).
·	Non-GAAP adjusted net income[5] was up 10.2 times year-over-year to HK$552.9 million (US$71.3 million).

Full year 2020 Financial Highlights

·	Total revenues increased 211.9% year-over-year to HK$3,310.8 million (US$427.0 million).
·	Total gross profit increased 235.3% year-over-year to HK$2,614.9 million (US$337.3 million).
·	Net income increased 699.9% year-over-year to HK$1,325.5 million (US$171.0 million).
·	Non-GAAP adjusted net income increased 651.1% year-over-year to HK$1,364.0 million (US$175.9 million).

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu Securities International (Hong Kong) Limited.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu Securities International (Hong Kong) Limited.

3 The number of users refers to the number of user accounts registered with Futubull.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses and impairment from equity method investment.

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We are excited to announce that the robust growth momentum of our operating and financial metrics continued into the fourth quarter of 2020.”

“We added 98,632 paying clients on a net basis, more than half of whom were from Hong Kong and overseas. Organic growth continued to contribute over 50% of our new paying clients in the quarter. As of year-end, paying clients reached 516,721, representing 160.5% year-over-year growth. We exceeded our full-year paying client guidance by adding approximately 320,000 paying clients in 2020.”

“Total client assets reached HK$285.2 billion as of December 31, 2020, representing 227.3% growth on a year-over-year basis and 41.9% growth on a quarter-over-quarter basis. In the fourth quarter, we continued to deliver a high paying client quarterly retention rate of 97.9%.”

“Total trading volume was HK$1,210.0 billion in the fourth quarter, up 438.1% year-over-year and 19.2% quarter-over-quarter. 65% of our total trading volume in this quarter was contributed by US stock trading, which ballooned to HK$783.6 billion, underpinned by the robust US equities market performance. We also further expanded our trading product offerings by launching CME futures and A50 futures.”

“Total client assets in Money Plus were HK$10.2 billion, up 68.5% year-over-year. We have established partnerships with 39 asset managers around the world which altogether hosted 39 live-streaming sessions on our Futubull platform in 2020 to conduct fund publicity and investor education. Over 42,000 clients, or 8.1% of our total paying client base, held wealth management positions as of year-end, offering significant room for further penetration.”

“Futu I&E continues to be the go-to enterprise service partner. We had 105 IPO and IR clients as of year-end. In the fourth quarter, 10 IPOs recorded over HK$10 billion in subscription, respectively, on our Futubull platform, including the US IPOs of Miniso and Lufax, and the HK IPOs of Pop Mart and JD Health. We also added 33 ESOP clients in the quarter, bringing our total ESOP client number to 159.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “In the fourth quarter, a leading global investment firm purchased approximately 50,000,000 Class A ordinary shares of the Company in the form of prepaid warrants for an aggregate purchase price of approximately US$260 million. As we further enhanced our capital base, we are able to support a larger margin financing balance, ramp up our marketing efforts in international markets, and further invest into our technology infrastructure.”

Fourth Quarter 2020 Financial Results

Revenues

Total revenues were HK$1,186.4 million (US$153.0 million), an increase of 281.6% from HK$310.9 million in the fourth quarter of 2019.

Brokerage commission and handling charge income was HK$718.3 million (US$92.6 million), an increase of 373.8% from HK$151.6 million in the fourth quarter of 2019. The rise was mainly due to the 438.1% year-over-year growth of our total trading volume.

Interest income was HK$336.9 million (US$43.5 million), an increase of 163.2% from HK$128.0 million in the fourth quarter of 2019. The increase in margin financing interest income was mainly driven by the sharp increase in daily average margin financing balances and higher IPO financing interest income due to an active Hong Kong IPO market.

Other income was HK$131.2 million (US$16.9 million), an increase of 317.8% from HK$31.4 million in the fourth quarter of 2019. The jump was primarily due to increases in our IPO subscription service charge income and currency exchange service income.

Costs

Total costs were HK$242.2 million (US$31.2 million), an increase of 179.0% from HK$86.8 million in the fourth quarter of 2019.

Brokerage commission and handling charge expenses were HK$133.2 million (US$17.2 million), an increase of 322.5% from HK$30.8 million in the fourth quarter of 2019. This increase was largely in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$64.4 million (US$8.3 million), an increase of 106.4% from HK$31.2 million in the same period of 2019. The growth was primarily due to higher IPO financing interest expenses.

Processing and servicing costs were HK$44.6 million (US$5.8 million), an increase of 79.1% from HK$24.9 million in the fourth quarter of 2019. The growth was primarily due to an increase in cloud service fees.

Gross Profit

Total gross profit was HK$944.3 million (US$121.8 million), an increase of 321.4% from HK$224.1 million in the fourth quarter of 2019.

Gross profit margin increased from 72.1% in the fourth quarter of 2019 to 79.6% in the fourth quarter of 2020, attributable to higher operating leverage as a result of our larger business scale.

Operating Expenses

Total operating expenses were HK$363.5 million (US$46.9 million), an increase of 100.4% from HK$181.4 million in the fourth quarter of 2019.

Research and development expenses were HK$162.1 million (US$20.9 million), an increase of 118.2% from HK$74.3 million in the fourth quarter of 2019. The increase was primarily due to an increase in research and development headcount to further expand our product offerings.

Selling and marketing expenses were HK$112.5 million (US$14.5 million), an increase of 119.3% from HK$51.3 million in the fourth quarter of 2019. The increase was primarily due to higher branding and marketing spending.

General and administrative expenses were HK$88.9 million (US$11.5 million), an increase of 59.6% from HK$55.7 million in the fourth quarter of 2019. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 11.1 times to HK$532.5 million (US$68.7 million) from HK$43.9 million in the fourth quarter of 2019. The increase was primarily due to robust revenue growth and significant operating leverage.

Non-GAAP adjusted net income increased by 10.2 times to HK$552.9 million (US$71.3 million) from HK$49.3 million in the corresponding period of 2019. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses and impairment from equity method investment. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$3.88 (US$0.50), compared with HK$0.35 in the fourth quarter of 2019. Diluted net income per ADS was HK$3.83 (US$0.49), compared with HK$0.35 in the fourth quarter of 2019. Each ADS represents eight Class A ordinary shares.

Full Year 2020 Financial Results

Revenues

Total revenues were HK$3,310.8 million (US$427.0 million), an increase of 211.9% from HK$1,061.6 million in 2019.

Brokerage commission and handling charge income was HK$1,990.1 million (US$256.7 million), an increase of 289.1% from HK$511.4 million in 2019. The rise was mainly driven by the 296.9% year-over-year growth of total trading volume.

Interest income was HK$965.6 million (US$124.5 million), an increase of 107.7% from HK$464.9 million in 2019. This growth was primarily due to higher margin financing interest income and higher IPO financing interest income.

Other income was HK$355.1 million (US$45.8 million), an increase of 316.3% from HK$85.3 million in 2019. The growth was primarily due to increases in our IPO subscription service charge income, currency exchange service income and funds distribution service income.

Costs

Total costs were HK$696.0 million (US$89.8 million), an increase of 147.1% from HK$281.7 million in 2019.

Brokerage commission and handling charge expenses were HK$361.5 million (US$46.6 million), an increase of 259.3% from HK$100.6 million in 2019. The rise was due to trading volume growth.

Interest expenses were HK$185.1 million (US$23.9 million), an increase of 107.5% from HK$89.2 million in 2019. The increase was primarily due to higher IPO financing interest expenses.

Processing and servicing costs were HK$149.4 million (US$19.3 million), an increase of 62.6% from HK$91.9 million in 2019. The growth was primarily due to an increase in cloud service fees, market information and data fees as well as data transmission fees to support a larger business scale.

Gross Profit

Total gross profit was HK$2,614.9 million (US$337.3 million), an increase of 235.3% from HK$779.9 million in 2019.

Gross profit margin increased from 73.5% in 2019 to 79.0% in 2020, attributable to higher operating leverage as a result of our larger business scale.

Operating Expenses

Total operating expenses were HK$1,147.0 million (US$147.9 million), an increase of 93.8% from HK$591.9 million in 2019.

Research and development expenses were HK$513.3 million (US$66.2 million), an increase of 95.7% from HK$262.3 million in 2019. The increase was primarily due to an increase in research and development headcount to support our business growth.

Selling and marketing expenses were HK$385.3 million (US$49.7 million), an increase of 133.9% from HK$164.7 million in 2019. The increase was primarily due to higher branding and marketing spending.

General and administrative expenses were HK$248.4 million (US$32.0 million), an increase of 50.6% from HK$164.9 million in 2019. The increase was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 699.9% to HK$1,325.5 million (US$171.0 million) from HK$165.7 million in 2019. The increase was primarily due to strong revenue growth and significant operating leverage.

Non-GAAP adjusted net income increased by 651.0% to HK$1,364.0 million (US$175.9 million) from HK$181.6 million in 2019. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses and impairment from equity method investment. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per ADS was HK$10.23 (US$1.32), compared with HK$1.38 in 2019. Diluted net income per ADS was HK$10.10 (US$1.30), compared with HK$1.25 in 2019.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, March 16, 2021, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link http://apac.directeventreg.com/registration/event/1056855. It will automatically lead to the registration page of "Futu Holdings Ltd Fourth Quarter and Full Year 2020 Earnings Conference Call", where details for RSVP are needed. When requested to submit a participant conference ID, please enter the number "1056855".

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers, Direct Event passcodes and unique registrant IDs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

A telephone replay will be available after the conclusion of the conference call through 8:59 AM U.S. Eastern Time, March 24, 2021. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
Passcode:	1056855

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futubull, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses and impairment from equity method investment. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses and impairment from equity method investment, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP adjusted net income. Impairment from equity method investment may not continue to be incurred in the business and are not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7534 to US$1.00, the noon buying rate in effect on December 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2019	2020	2020
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	362,574	1,034,668	133,447
Cash held on behalf of clients	14,540,863	42,487,090	5,479,801
Term deposits	-	300,000	38,693
Available-for-sale financial securities	93,773	-	-
Equity method investment	6,166	-	-
Loans and advances (net of allowance of nil and HK$9,075 thousand as of December 31, 2019 and 2020, respectively)	4,188,689	18,825,366	2,428,014
Receivables:
Clients	247,017	735,145	94,816
Brokers	1,226,348	5,780,461	745,539
Clearing organization	304,080	1,243,928	160,436
Fund management companies and fund distributors(1)	-	297,622	38,386
Interest	16,892	19,876	2,564
Prepaid assets	12,470	11,422	1,473
Operating lease right-of-use assets	161,617	208,863	26,938
Other assets	239,435	393,326	50,729
Total assets	21,399,924	71,337,767	9,200,836

LIABILITIES
Amounts due to related parties	33,628	87,169	11,243
Payables:
Clients	15,438,879	46,062,842	5,940,986
Brokers	1,484,243	4,533,581	584,722
Clearing organization	-	324,266	41,822
Fund management companies and fund distributors (1)	26,381	127,442	16,437
Interest	519	5,493	708
Borrowings	1,467,586	5,482,818	707,150
Securities sold under agreements to repurchase	1,590	5,453,037	703,309
Operating lease liabilities	172,466	222,231	28,662
Accrued expenses and other liabilities	226,079	731,198	94,307
Total liabilities	18,851,371	63,030,077	8,129,346

(1)	Receivables from and payables to fund management companies and fund distributors are currently presented as separate line items on the face of the balance sheet as the management believes that the fund distribution services has become one of the Company’s major businesses. Comparatives have also been reclassified from “Other assets” and “Accrued expenses and other liabilities” for comparability.

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2019	2020	2020
	HK$	HK$	US$
SHAREHOLDERS’ EQUITY
Class A ordinary shares	36	47	6
Class B ordinary shares	42	38	5
Additional paid-in capital	2,536,182	6,960,369	897,718
Accumulated other comprehensive (loss)/income	(4,446)	4,974	642
Retained earnings	16,739	1,342,262	173,119
Total shareholders' equity	2,548,553	8,307,690	1,071,490
Total liabilities and shareholders' equity	21,399,924	71,337,767	9,200,836

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	151,590	718,334	92,648	511,365	1,990,138	256,679
Interest income	127,958	336,935	43,456	464,903	965,627	124,542
Other income	31,362	131,175	16,918	85,287	355,057	45,794
Total revenues	310,910	1,186,444	153,022	1,061,555	3,310,822	427,015
Costs
Brokerage commission and handling charge expenses	(30,762)	(133,166)	(17,175)	(100,550)	(361,486)	(46,623)
Interest expenses	(31,174)	(64,418)	(8,308)	(89,238)	(185,090)	(23,872)
Processing and servicing costs	(24,884)	(44,587)	(5,751)	(91,916)	(149,378)	(19,266)
Total costs	(86,820)	(242,171)	(31,234)	(281,704)	(695,954)	(89,761)
Total gross profit	224,090	944,273	121,788	779,851	2,614,868	337,254

Operating expenses
Research and development expenses	(74,322)	(162,105)	(20,908)	(262,345)	(513,283)	(66,201)
Selling and marketing expenses	(51,337)	(112,527)	(14,513)	(164,701)	(385,320)	(49,697)
General and administrative expenses	(55,706)	(88,908)	(11,467)	(164,850)	(248,404)	(32,038)
Total operating expenses	(181,365)	(363,540)	(46,888)	(591,896)	(1,147,007)	(147,936)

Others, net	(1,767)	(2,113)	(273)	(9,462)	(17,238)	(2,223)

Income before income tax expenses	40,958	578,620	74,627	178,493	1,450,623	187,095

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	HK$	HK$	US$	HK$	HK$	US$
Income tax benefit/(expenses)	3,318	(46,318)	(5,974)	(12,286)	(124,793)	(16,095)

Share of (loss)/gain from equity method investment	(334)	158	20	(543)	(307)	(40)

Net income	43,942	532,460	68,673	165,664	1,325,523	170,960

Preferred shares redemption value accretion	-	-	-	(12,309)	-	-
Income allocation to participating preferred shareholders	-	-	-	(10,196)	-	-
Net income attributable to ordinary shareholders of the Company	43,942	532,460	68,673	143,159	1,325,523	170,960

Net income per share attributable to ordinary shareholders of the Company
Basic	0.04	0.49	0.06	0.17	1.28	0.16
Diluted	0.04	0.48	0.06	0.16	1.26	0.16

Net income per ADS
Basic	0.35	3.88	0.50	1.38	10.23	1.32
Diluted	0.35	3.83	0.49	1.25	10.10	1.30

Weighted average number of ordinary shares used in computing net income per share
Basic	995,325,912	1,097,641,588	1,097,641,588	832,790,329	1,036,865,727	1,036,865,727
Diluted	1,007,588,968	1,112,217,169	1,112,217,169	917,897,426	1,050,143,014	1,050,143,014

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	HK$	HK$	US$	HK$	HK$	US$
Net income	43,942	532,460	68,673	165,664	1,325,523	170,960
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(5,205)	14,500	1,870	(3,147)	9,420	1,215
Total comprehensive income	38,737	546,960	70,543	162,517	1,334,943	172,175

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	HK$	HK$	US$	HK$	HK$	US$
Net income	43,942	532,460	68,673	165,664	1,325,523	170,960
Add: share-based compensation expenses	5,382	14,521	1,873	15,967	32,573	4,201
Impairment from equity method investment	-	5,888	759	-	5,888	759
Adjusted net income	49,324	552,869	71,305	181,631	1,363,984	175,920